UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )

TIPTREE FINANCIAL INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

88822Q103

(CUSIP Number)

July 1, 2013

(Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 88822Q103	Page 1 of 6

1	NAMES OF REPORTING PERSONS Carlyle Investment Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 672,306
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 672,306
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 672,306
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.5%
12	TYPE OF REPORTING PERSON OO (Limited Liability Company)

SCHEDULE 13G

CUSIP No. 88822Q103	Page 2 of 6

1	NAMES OF REPORTING PERSONS Carlyle Multi-Strategy Master Fund Liquidating Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 672,306
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 672,306
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 672,306
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.5%
12	TYPE OF REPORTING PERSON OO (Trust)

SCHEDULE 13G

CUSIP No. 88822Q103	Page 3 of 6

ITEM 1.	(a) Name of Issuer:

Tiptree Financial Inc. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices:

780 Third Avenue, 21st Floor

New York, NY 10017

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Carlyle Investment Management L.L.C.

Carlyle Multi-Strategy Master Fund Liquidating Trust (the “Trust”)

(b) Address or Principal Business Office:

The address for each of the Reporting Persons is c/o The Carlyle Group, 1001 Pennsylvania Avenue, N.W., Suite 220 South, Washington, D.C. 20004-2505.

(c) Citizenship of each Reporting Person is:

Each of the Reporting Persons is organized in the state of Delaware.

(d) Title of Class of Securities:

Class A Common stock, $0.001 par value per share (“Common Stock”)

(e) CUSIP Number:

88822Q103

ITEM 3.

Not applicable.

SCHEDULE 13G

CUSIP No. 88822Q103	Page 4 of 6

ITEM 4.	Ownership

Ownership (a-c)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of December 31, 2013, based upon 10,266,853 shares of the Issuer’s Common Stock outstanding as of November 12, 2013.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Carlyle Investment Management L.L.C.	672,306	6.5%	0	672,306	0	672,306
Carlyle Multi-Strategy Master Fund Liquidating Trust	672,306	6.5%	0	672,306	0	672,306

The Trust is the record holder of 672,306 shares of the Issuer’s Common Stock. Carlyle Investment Management L.L.C. serves as the investment advisor for the Trust and has voting and investment power over the shares of Common Stock held of record by the Trust.

ITEM 5.	Ownership of Five Percent or Less of a Class

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

SCHEDULE 13G

CUSIP No. 88822Q103	Page 5 of 6

ITEM 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SCHEDULE 13G

CUSIP No. 88822Q103	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014

CARLYLE MULTI-STRATEGY MASTER FUND LIQUIDATING TRUST
By: Carlyle Investment Management L.L.C., its investment manager
By: TC Group, L.L.C., its managing member
By: Carlyle Holdings I L.P., its managing member

By:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE INVESTMENT MANAGEMENT L.L.C.
By: TC Group, L.L.C., its managing member
By: Carlyle Holdings I L.P., its managing member

By:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

SCHEDULE 13G

CUSIP No. 88822Q103	Page 7 of 6

LIST OF EXHIBITS

Exhibit No.	Description

24	Power of Attorney

99	Joint Filing Agreement